

10032651

SEC
Mail Processing
Section

NOV 29 2010

Washington, DC
121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-[illegible]975

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/1/2009** (MM/DD/YY) AND ENDING **9/30/2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **City Securities Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

30 South Meridian Street, Suite 600
(No. and street)

Indianapolis	**Indiana**	**46204**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard C. Boyles **(317) 808 - 7105**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

111 Monument Circle, Suite 2000	**Indianapolis**	**Indiana**	**46204**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard C. Boyles , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of City Securities Corporation , as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ANNE KNIGHT
Notary Public- Seal
State of Indiana
My Commission Expires Mar 21, 2015

Signature

Executive Vice President and CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ Independent Auditors' Report.
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Operations).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Liabilities or Claims of General Creditors (not applicable).
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (not applicable).
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (not applicable).
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (filed separately).
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
Suite 2000
Chase Tower
111 Monument Circle
Indianapolis, IN 46204-5108
USA

Tel: +1 317 464 8600
Fax: +1 317 464 8500
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
City Securities Corporation
Indianapolis, Indiana

We have audited the accompanying statement of financial condition of City Securities Corporation (the "Company") as of September 30, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition present fairly, in all material respects, the financial position of City Securities Corporation as of September 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

November 23, 2010

CITY SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2010

ASSETS

CASH	$ 5,946,152
SEGREGATED CASH	50,000
CASH DEPOSITS WITH CLEARING ORGANIZATIONS AND OTHERS	300,000
RECEIVABLES:	
Commissions and fees	793,648
Due from parent and affiliates	11,032,696
Due from Clearing Broker-Dealer	1,231,922
Other	406,692
SECURITIES OWNED — Trading inventory	931,113
FINANCIAL ADVISOR ADVANCES	4,034,000
PROPERTY AND EQUIPMENT — Net	764,566
OTHER ASSETS	102,211
DEFERRED INCOME TAXES	138,421
TOTAL	$25,731,421

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accrued compensation	$ 1,454,685
Accounts payable, accrued expenses, and other liabilities	3,005,928
Total liabilities	4,460,613
SHAREHOLDER'S EQUITY:	
Common stock — no par value	4,847,469
Retained earnings	16,423,339
Total shareholder's equity	21,270,808
TOTAL	$25,731,421

See notes to statement of financial condition.

Deloitte.

Deloitte & Touche LLP
Suite 2000
Chase Tower
111 Monument Circle
Indianapolis, IN 46204-5108
USA

Tel: +1 317 464 8600
Fax: +1 317 464 8500
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholder of
City Securities Corporation
30 South Meridian, Suite 600
Indianapolis, IN

Dear Sirs/Madams:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2010, which were agreed to by City Securities Corporation (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2010 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

November 23, 2010

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

City Securities Corporation (the "Company") is a Broker-Dealer registered with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), and is a Registered Investement Advisor (RIA). As a securities Broker-Dealer, the Company is engaged in various securities trading, insurance, and brokerage activities serving a diverse group of domestic corporations, institutional and individual investors.

The Company clears its securities transactions on a fully-disclosed basis through First Clearing, LLC (the "Clearing Broker-Dealer").

The Company is a wholly owned subsidiary of City Financial Corporation (the "Parent"). The Parent is a for-profit domestic corporation formed in Indiana to facilitate a holding company structure for its various subsidiaries.

Events occurring subsequent to the date of the balance sheet have been evaluated for potential recognition or disclosure in the financial statement through the date the statement of financial condition was made available for issuance.

Use of Estimates — Preparation of the statement of financial condition requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the Company's financial statements are reasonable and prudent. Actual results could differ from those estimates. The significant estimates include the valuation of securities owned and income taxes.

Segregated Cash — Cash segregated represents fund segregated for the benefit of customers.

Securities Owned — Securities owned are stated at fair value. Fair value generally is based on recent trade data. If no recent trade data exists, fair value is based on other relevant factors including dealer price quotations and computerized pricing services. Changes in unrealized gains and losses are reported as a component of revenue, and are included in principal transaction revenue. Securities owned are recorded on a trade date basis.

Financial Instruments With Off-Balance-Sheet Risk — The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments are securities purchased and sold on a when-issued basis ("when-issued securities"). When-issued securities provide for the delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. These financial instrument transactions are entered into for trading purposes. As of September 30, 2010, the Company had no when-issued securities.

The credit risk for when-issued securities is limited to the unrealized fair valuation gains recorded in the statement of financial condition. The unrealized gains for these instruments are recorded in the statement of financial condition net of unrealized losses. Market risk is substantially dependent upon the value of

the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

At September 30, 2010, the Company had no contractual commitments related to these financial instruments.

Property and Equipment — Net — Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range be from three to seven years. Leasehold improvements are amortized over the lesser of their useful life or the life of the lease, which range from three to ten years.

Due From Parent and Affiliates — Receivable from parent and affiliates primarily includes receivables due from the Parent.

Receivable From Clearing Broker-Dealer — Receivable from Clearing Broker-Dealer represents the amount due to the Company from the Clearing Broker-Dealer for unsettled securities transactions as of year-end.

Financial Advisor Advances — Financial Advisor Advances represent advances made to employees, typically in connection with their recruitment. These amounts are generally considered earned by the employee based on continued employment and meeting certain other requirements which are measured annually. The advances are amortized to compensation expense as earned over the terms of the agreements, which range from three to eight years.

Income Taxes — The Company files a consolidated income tax return with its Parent and accounts for deferred income taxes in accordance with the Accounting Standards Codification (ASC) No. 740, *Income Taxes.*

Fair Value of Financial Instruments — The Company's financial instruments are carried at market or fair value or are carried at amounts that approximate fair value due to their short-term nature.

Risks and Uncertainties — Securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain securities and the level of uncertainty related to changes in the value, it is possible that changes in risk in the near term could materially affect the amounts reported in the statement of financial condition.

New Accounting Pronouncements — In April 2009, the FASB amended the fair value measurements accounting guidance to provide additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. The amended accounting guidance also included guidance on identifying circumstances that indicate a transaction is not orderly. The Company's adoption of this guidance in the fiscal year ended September 30, 2010 did not have a material impact on the Statement of Financial Condition.

In September 2009, the FASB amended the fair value measurements accounting guidance to provide additional guidance for disclosure of investments in certain entities that calculate the net asset value per share. The amended guidance permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The standard also requires enhanced disclosures about the nature and risk of investments within its scope. The Company has adopted the guidance on a prospective basis for

the year ended September 30, 2010. Adoption did not have a material impact on the fair value determination and disclosure of applicable investments nor the statement of financial condition.

On October 1, 2009, the Company adopted FASB Interpretation 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes* which has been codified in FASB Accounting Standards Codification (ASC) 740. This standard defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. At adoption, companies must adjust their financial statement to reflect only those tax positions that are more-like-than-not to be sustained as of the adoption date. The Company has determined that no material uncertain tax positions exist as of September 30, 2010. The Company's open tax years for federal and state income purposes are fiscal 2006 through 2010.

In January 2010, the FASB amended the fair value measurements accounting guidance to provide additional disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. The guidance is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Company has adopted the guidance on a prospective basis for the year ended September 30, 2010.

2. PROPERTY AND EQUIPMENT — NET

At September 30, 2010, property and equipment consists of the following:

Furniture and fixtures	$ 1,577,655
Computer equipment and software	1,522,067
Leasehold improvements	230,127
Gross Property and Equipment	3,329,849
Less accumulated depreciation and amortization	(2,565,283)
Total	$ 764,566

3. LEASES

The Company leases its office space under several non-cancelable operating leases. The primary lease on the corporate office expires in 2014, while leases on the various branches have expiration dates ranging until 2019. At September 30, 2010, future required minimum lease payments consisted of the following: 2011, $1,330,679; 2012, $1,329,290; 2013, $1,312,032; 2014, $1,295,510; 2015, $524,438; and thereafter, $1,637,278.

The Company moved its main office during 2002. The lessor of the new facility agreed to assume responsibility for the remaining balance of the old leased facilities. In exchange for the lessor assuming the old lease obligation, payments on the new lease were increased by $2.19 per square foot (included in future lease payments noted above). A lease abandonment loss was recognized in 2002. At September 30, 2010, the liability for the abandonment loss of $293,296 is included in other liabilities in the accompanying statement of financial condition.

The Company moved its northside office during 2009. The lessor agreed to a lease holiday for an eight month period. In accordance with ASC 840-20, *Leases — Operating*, the Company is recognizing rent expense (including scheduled rent increases) on this property on a straight-line basis. At September 30, 2010, the liability of $265,534 resulting from this treatment is included in other liabilities in the accompanying consolidated statement of financial condition.

4. INCOME TAXES

The net deferred tax asset at September 30, 2010, includes gross deferred assets of $279,424 and gross deferred liabilities of $141,003. The significant component of the gross deferred tax asset is the lease abandonment liabilities. The most significant component of the gross deferred tax liability is the net difference between book and tax depreciation expense.

A valuation allowance against deferred tax assets at the balance-sheet date is not considered necessary because it is more likely than not the deferred tax assets will be fully realized.

The Company has reviewed open tax years and has concluded that there is no significant tax liability resulting from uncertain tax positions. The Company is not aware of any tax position which it is reasonably possible that the amount of unrecognized tax benefits will significantly change in the next 12 months. Fiscal years ending September 30, 2006 through 2010 remain open to examination.

5. FAIR VALUE MEASUREMENTS

ASC 820 provides a framework for measuring fair value under accounting principles generally accepted in the United States of America. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Company's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Company's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

The following table summarizes assets measured at fair value on a recurring basis.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
U.S government and agency securities		$ 248,360		$ 248,360
Municipal bonds		571,742		571,742
Corporate bonds		111,011		111,011
Assets — securities owned — trading inventory	$	$ 931,113	$	$ 931,113

The following is a description of the valuation methodologies used for significant instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Securities Owned — Trading inventory — Significant other observable inputs are utilized to value the Company's trading inventory. The Company's trading inventory consists of corporate bonds, government and municipal obligations, and other securities.

6. BENEFIT PLANS

Substantially all employees are eligible to participate in the Parent's 401(k) plan. Matching contributions to the 401(k) plan are subject to a maximum of $1,000 for each employee.

7. CONCENTRATIONS OF CREDIT RISK

The Company underwrites, purchases, sells, and makes markets in municipal bonds and certain other securities. The majority of municipal bonds underwritten and owned are from issuers located in Indiana. At September 30, 2010, the Company's exposure to credit risk associated with the ownership of municipal bonds amounted to $571,742, which is included in securities owned-trading inventory.

8. BORROWINGS

As of September 30, 2010, the Company did not maintain lines of credit with banking institutions to conduct day-to-day business and has no uncommitted credit agreements with banks.

9. COMMITMENTS AND CONTINGENCIES

The Company applies the provisions of ASC No. 460-10, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the Clearing Broker Dealer for losses that it may sustain from the customer accounts introduced by the Company. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

The Company is involved in pending and threatened litigation in the normal course of business transacted. Management, based on the opinion of counsel, believes the conclusion of such litigation will not have a material adverse effect on the Company's financial position.

10. RELATED PARTIES

Certain expenses, including occupancy, compensation and benefits, promotional, and other administrative costs are paid by the Company and are charged or allocated to the Parent or other affiliates. The Company has receivables (net of payables due to) from the Parent and other affiliates of $11,032,696, at September 30, 2010.

The Company also has $4,034,000 of Financial Advisor Advances at September 30, 2010.

11. NET CAPITAL REQUIREMENTS AND OTHER REGULATORY MATTERS

As a registered Clearing Broker-Dealer with the SEC, the Company is subject to the net capital rules of SEC Rule 15c3-1. The Company computes its net capital requirement under the basic method, which provides that its minimum net capital must be equal to the greater of $250,000 or 6 2/3% of the aggregate indebtedness of the Company, as defined. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as defined under the provisions, shall not exceed 15 to 1. At September 30, 2010, the Company had net capital of $4,740,828, which was $4,443,454 in excess of its required net capital. The ratio of aggregate indebtedness to net capital was .94 to 1 at September 30, 2010.

Under the Company's agreement with its clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At September 30, 2010, the Company was in compliance with all such requirements.

* * * * *

Deloitte.

Deloitte & Touche LLP
Suite 2000
Chase Tower
111 Monument Circle
Indianapolis, IN 46204-5108
USA

Tel: +1 317 464 8600
Fax: +1 317 464 8500
www.deloitte.com

November 23, 2010

City Securities Corporation
30 South Meridian Street
Indianapolis, Indiana

In planning and performing our audit of the financial statements of City Securities Corporation (the "Company") as of and for the year ended September 30, 2010 (on which we issued our report dated November 23, 2010, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered Clearing Broker-Dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP